COMMONWEALTH THOROUGHBREDS LLC

101 WEST LOUDON AVE SUITE 210

LEXINGTON, KENTUCKY 40508

May 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Taylor Beech
Division of Corporate Finance
Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC
Post-Qualification Amendment No. 7 to Offering Statement on Form 1-A
Filed April 11, 2023
File No. 024-11130

VIA EDGAR

Ladies and Gentlemen:

Commonwealth Thoroughbreds LLC (CIK Number: 0001789339) (the “Company”) hereby withdraws the post-qualification amendment No.7 to its offering statement on Form 1-A (Accession Number: 0001437749-23-009936) (the “Form 1-A POS”) that was accepted on April 11, 2023 at 1:11 pm ET.

Should you have any questions regarding the Form 1-A POS or the foregoing matters, please do not hesitate to contact my counsel, Alan K. MacDonald of Frost Brown Todd LLC at 502-568-0277.

Sincerely,

/s/ Brian Doxtator
Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC

Copy to: Alan K. MacDonald